Mail Stop 6010

November 24, 2008

Roger A. Brown, Esq.
Secretary
CastlePoint Holdings, Ltd.
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda

Francis M. Colalucci
Senior Vice President and Chief Financial Officer
Tower Group, Inc.
120 Broadway (31st Floor)
New York, New York 10271

> **Re:** **CastlePoint Holdings, Ltd.**
> **Preliminary Transaction Statement on Schedule 13E-3/A**
> **Filed November 10, 2008**
> **File No. 5-83606**
>
> **Tower Group, Inc.**
> **Registration Statement on Form S-4/A**
> **Filed November 10, 2008**
> **File No. 333-153736**

Messrs. Brown and Colalucci:

We conducted a limited review of your filings. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A filed November 10, 2008

Registration Statement Cover Page

1.   Rule 413 does not permit the registration of additional shares by post-effective amendment. See the Telephone Interpretations Manual B.133. Please revise accordingly.

Summary, page 1

CastlePoint, page 1

2.   We note your response to prior comment 16. Please delete the disclaimer of liability by Hermitage, Brookfield US Corporation and their affiliates with respect to Hermitage's financial statements on page 8 and any other similar disclaimers in the disclosure document. We note that the independent auditor report included on page H-3 states, "These financial statements are the responsibility of the Company's management." This statement does not appear to be consistent with the disclaimer on page 2. Please revise to delete the disclaimer.

Position of the Tower Schedule 13e-3 Filing Persons as to the Fairness…, page 6

3.   Please expand your summary to briefly summarize the countervailing factors which the filing persons considered. Similarly, please expand your disclosure regarding the summary of CastlePoint's determination of fairness on page 7.

4.   From the disclosure in the Special Factors section, it appears that the Tower Schedule 13e-3 Filing Persons relied on the financial analysis of Lazard. Please revise to clarify. Similarly, please revise your summary of CastlePoint determination of fairness on page 7 to clarify that it relied on the financial analysis of Goldman Sachs.

Special Factors, page 20

Background of the Merger, page 20

Formation of the Tower Special Committee, page 21

5.   We are reissuing prior comment 30. Please revise your disclosure here and on
        page 23 to clarify who initiated the discussions regarding the potential business
        combination between Tower and CastlePoint. From the current disclosure it is
        unclear if Mr. Lee initiated discussions or if the CastlePoint management, as a
        whole, initiated discussions.

6.   In response to prior comment 31 you disclose on page 21 that the Tower special
        committee engaged Swainbrook Capital LLC to assist the committee with its
        selection and engagement of an investment banking firm and "to provide certain
        financial advisory services to the Tower special committee with respect to such a
        transaction." Please disclose what "certain financial advisory services" were
        provided and why the committee chose to use these services in addition to
        Lazard's services. In addition, please also disclose here that the committee paid
        Swainbrook $600,000, $125,000 of which is contingent upon the consummation
        of the merger, for its services, rather than referencing the information located on
        page 107 of the filing.

Formation of the CastlePoint Special Committee, page 23

7.   Please revise your disclosure to clarify whether Friedman Billings Ramsey & Co.
        provided services as CastlePoint management's financial advisor solely in
        connection with CastlePoint's acquisition of Tower, or if it also provided services
        in connection with Tower's acquisition of CastlePoint. We note that FBR will be
        paid $400,000 if a transaction between CastlePoint and Tower is completed.

CastlePoint's Potential Acquisition of Tower, page 24

8.   We note that on pages 35-36 that you still make reference to the Towers Perrin
        independent study of Tower's reserves and the Deutsche Insurance Asset
        Management's independent review of Tower's investment portfolio. You also
        state in your response to our prior comment 38 that these reports were
        "considered by the CastlePoint special committee in making judgments as to the
        valuation of such assets and liabilities in connection with the merger." It appears
        that these reports are materially related to the Rule 13e-3 transaction. Please
        restore the disclosure regarding these reports and expand your disclosure to
        provide a reasonably detailed description that meets the requirements of Item
        1015 of Regulation M-A of each report. Please file a copy of each report, and all

updates thereto, as an exhibit to the Schedule 13E-3 as required by Item 1016(a) of Regulation M-A.

9.   We are reissuing prior comment 39 in part. Please expand your disclosure on pages 25 and 33 to describe the financial projections or, in the alternative, please reference the location in the proxy statement where that information is discussed.

10.   We are reissuing prior comment 40 in part. Please expand your disclosure regarding XYZ Co. to disclose the size of the company and its respective relevant attributes. Your current description that it is a third party U.S.-based insurer is not detailed enough.

11.   We note your response to our prior comment 72 and we reissue that comment in part. Please supplementally provide support for the statement that "the fact that the CastlePoint special committee was negotiating with the Tower special committee rather than the Tower Schedule 13e-3 Filings Persons." Alternatively, delete your reference to "rather than the Tower Schedule 13e-3 Filings Persons." As we noted in our prior comment, it appears from the disclosure in the Background of the Merger section that Mr. Lee, who is a filing person, often participated in the meetings of the respective special committees.

Opinion of the Financial Advisor of the Tower Special Committee, page 58

12.   We note your response to prior comments 78 and 79. Please revise your disclosure here and on page 78 to clearly state that the respective summaries describe all material conclusions and analyses performed by the respective financial advisors in arriving at their opinions.

Other Written Presentations by Lazard, page 67

13.   We are reissuing prior comment 91. To the extent not already disclosed and consistent your disclosure obligations, please revise to expand to provide a reasonably detailed description of each of the analyses described in the bullet points. See Item 1015(b)(6) of Regulation M-A. Please also apply this comment as relevant to the "Other Written Presentations by Goldman Sachs" on page 89. With respect to your concern about the prominence given by security holders to this disclosure you may explain the purpose and timing of these analyses.

Opinion of the Financial Advisor of the CastlePoint Special Committee, page 78

Selected Companies Analysis – CastlePoint, page 81

14.   We note your response to prior comment 102 and reissue that comment. Item 1015(b)(6) of Regulation M-A requires you to summarize the financial advisor's "bases for and methods of arriving at" its opinion. With respect to the Selected Transactions, Dividend Discount Model and Historical Market Performance (Tower) analyses, please disclose the substance of your response, i.e., that the underlying data was not provided to the CastlePoint special committee. With respect to the Recent Bermuda Transactions and Selected Companies (Tower) analyses, please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. In this respect, we note the information included on pages 28 and 45 of the relevant Goldman Sachs presentation.

Dividend Discount Model Analysis, page 83

15.   We note your response to prior comment 107. Please disclose that the referenced information was not provided to the CastlePoint special committee.

Recent Bermuda Transactions Analysis, page 85

16.   We note your response to comment 109. Please revise your disclosure to highlight the lack of relevance described in our prior comment and explain supplementally, with a view toward revised disclosure, the reasons for the inclusion of the referenced transactions.

Presentations by Swainbrook to the Tower Special Committee, page 90

17.   Please revise your disclosure to describe in reasonable detail the illustrative scenarios that Swainbrook consolidated and reproduced during the course of the Tower special committee's consideration of a possible business combination between Tower and CastlePoint. Please also disclose the pro forma financial information as a result of the acquisition of CastlePoint by Tower, including projected earnings per share, accretion/dilution to Tower stockholders and other transactional metrics.

18.   Please disclose or provide a reference to the location where this information is already provided for the resulting standalone projections for Tower. Please also describe the scenarios and assumptions that were expected to affect Tower's future results if the merger did not occur.

19.   Please revise to provide a reasonably detailed description of the revenue source
        forecasts summary prepared by Swainbrook in early May 2008.

Selected Historical Consolidated Financial Data of CastlePoint, page 120

20.   Please disclose the information in the last sentence of your response to comment
        112.

The Voting Agreements, page 177

21.   We are reissuing prior comment 117 in part. Please revise your statement that the
        following is a summary of "selected" material provisions. All material terms of
        the agreement are required to be summarized.

Tower Proposal 1: Amendment to the Certification of Incorporation of Tower, page 226

22.   We are reissuing prior comment 122. Please revise to disclose whether or not
        Tower has any plans for the remaining approximately 40 million additional
        authorized and unissued shares of common stock.

Item 21. Exhibits and Financial Statement Schedules, page II-2

23.   Please file consents for the following advisors pursuant to Rule 436(a) and
        Section 7 of the Securities Act: Swainbrook, Towers Perrin and Deutsche
        Insurance.

                              *   *   *

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

You may contact Jennifer Riegel at (202) 551-3575, Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John M. Schwolsky, Esq.
        Richard Spitzer, Esq.
        Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, New York 10019